Q2 FY 2016 Earnings

Prepared Comments and Slides

May 19, 2016

Michael Iburg
Investor Relations
Phone: 408-333-0233
miburg@Brocade.com

Ed Graczyk
Media Relations
Phone: 408-333-1836
egraczyk@Brocade.com

NASDAQ: BRCD

Brocade Q2 FY 2016 Earnings    5/19/2016

Prepared comments provided by Michael Iburg, Investor Relations

Thank you for your interest in Brocade’s Q2 Fiscal 2016 earnings presentation, which includes prepared remarks, cautionary statements and disclosures, slides, and a press release detailing fiscal second quarter 2016 results. The press release, along with these prepared comments and slides, has been furnished to the SEC on Form 8-K and has been made available on the Brocade Investor Relations website at www.brcd.com. The press release will be issued subsequently via Marketwired.

© 2016 Brocade Communications Systems, Inc.     Page 2 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Cautionary Statements and Disclosures

Please see risk factors on Form 10-Q and Form 10-K filed with the SEC

This presentation, with prepared remarks, contains forward-looking statements including, but not limited to, statements regarding Brocade's financial results, goals, plans, assumptions, strategy, business outlook, revenue, margins, expenses, tax rate, earnings, cash flows, capital expenditures, stock buybacks, inventory, IT spending and prospects. These statements are based on current expectations as of the date of this presentation and involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. The risks, uncertainties and assumptions include, but are not limited to: the effect on Brocade of increasing market competition and changes in the industry; the impact on Brocade of conditions in the market for Storage Area Networking products; Brocade's ability to execute on its sales strategy and plans for future operations; the impact on Brocade of macroeconomic trends and events and changes in IT spending levels; Brocade's ability to introduce and achieve market acceptance of new products and support offerings on a timely basis; risks associated with Brocade's international operations; and integration and other risks associated with acquisitions, divestitures and strategic investments, including Brocade's recently announced proposed acquisition of Ruckus Wireless, Inc. ("Ruckus"); the ability of Brocade and Ruckus to consummate the proposed transaction on a timely basis or at all; and the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus's shares be validly tendered into the exchange offer. These and other risks are set forth in more detail in Brocade's Form 10-Q for the fiscal quarter ended January 30, 2016, and in Brocade's Annual Report on Form 10-K for the fiscal year ended October 31, 2015. Brocade expressly assumes no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.

In addition, this presentation may include various third-party estimates regarding market share and other measures, which do not necessarily reflect the views of Brocade. Further, Brocade does not guarantee the accuracy or reliability of any such information.

To supplement financial information presented on a GAAP basis, Brocade provides information presented on a non-GAAP basis. The most directly comparable GAAP information and a reconciliation between the GAAP and non-GAAP amounts is provided in the appendix to this presentation and in the accompanying press release, which has been furnished to the SEC on Form 8-K and posted on Brocade's website. In addition, an explanation of the ways in which Brocade's management uses these non-GAAP measures to evaluate its business, the substance behind Brocade's management's decision to use these non-GAAP measures, the material limitations associated with the use of these non-GAAP measures, the manner in which Brocade's management compensates for those limitations, and the substantive reasons why Brocade's management believes that these non-GAAP measures provide useful information to investors is included in the accompanying press release. This additional non-GAAP financial information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

© 2016 Brocade Communications Systems, Inc.     Page 3 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On April 29, 2016, Brocade filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the "Registration Statement")) related to the transaction referenced herein with the U.S. Securities and Exchange Commission ("SEC") and may file additional amendments thereto. Also on April 29, 2016, Brocade and a wholly-owned subsidiary of Brocade filed a Tender Offer Statement on Schedule TO related to the transaction with the SEC and have filed and may file additional amendments thereto. In addition, on April 29, 2016, Ruckus Wireless, Inc. ("Ruckus") filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has filed and may file additional amendments thereto. Brocade and Ruckus may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Brocade or Ruckus may file with the SEC related to the transaction (collectively, the "Exchange Offer Materials"). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR STOCK. The Exchange Offer Materials are available to all holders of Ruckus stock at no expense to them at the SEC's website at www.sec.gov. Copies of the Registration Statement, the Tender Offer Statement and the Solicitation/Recommendation Statement, and any amendments thereto, may be obtained for free by contacting Brocade's Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

In addition to the Exchange Offer Materials, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade's and Ruckus' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

© 2016 Brocade Communications Systems, Inc.     Page 4 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Agenda

Prepared comments followed by live Q&A call

Lloyd Carney
CEO

Dan Fairfax
CFO

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Today’s prepared comments include remarks by Lloyd Carney, Brocade CEO, regarding the company’s quarterly results, its strategy, and a review of operations, as well as industry trends and market/technology drivers related to its business; and by Dan Fairfax, Brocade CFO, who will provide a financial review.

A management discussion and live question and answer conference call will be webcast at
2:30 p.m. Pacific Time on May 19 at www.brcd.com and will be archived on the Brocade Investor Relations website.

© 2016 Brocade Communications Systems, Inc.     Page 5 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Fiscal 2016: Q2 Overview

Lloyd Carney, CEO

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Prepared comments provided by Lloyd Carney, CEO

© 2016 Brocade Communications Systems, Inc.     Page 6 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Q2 16 Executive Summary

Overall Results

- $523M revenue, down 4% Yr./Yr.
- $0.11 GAAP EPS, down 41% Yr./Yr.
- $0.22 non-GAAP EPS[1], flat Yr./Yr.
- 68.2% non-GAAP gross margin[1], down 60 basis points Yr./Yr.
- 22.4% non-GAAP operating margin[1], down 220 basis points Yr./Yr.

Highlights

- Challenging macro for both SAN and IP Networking
- Announced intent to acquire Ruckus Wireless
- Acquired StackStorm for DevOps-based, event-driven automation
- Shipped first Gen 6 Fibre Channel switch
- Achieved customer wins for new mobility platform

(1) NON-GAAP, PLEASE SEE GAAP RECONCILIATION IN APPENDIX.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

While we saw many successes in fiscal Q2, including the announcement of our intention to acquire Ruckus Wireless, revenue for the quarter fell short of our expectations, consistent with the softer demand environment reported by many of our partners and peers. This was the result of lower than anticipated SAN revenue, coupled with ongoing headwinds in IP Networking. We are addressing the current market environment by continuing to maintain careful financial management of our business, focusing on expense control and prioritized investments.
Despite these challenges, Q2 was a highly productive and exciting quarter for Brocade. We continue to demonstrate our leadership in storage networking with the launch of our Gen 6 Fibre Channel technology that, once again, sets the standard for performance and innovation in our industry.
We also achieved our first revenue-generating customer wins for the disruptive new mobility platform we announced early in Q2, the Brocade Virtual Core for Mobile. This offering, which is the culmination of internal R&D coupled with a targeted, strategic acquisition, expands our TAM into new markets and is generating strong customer interest.
Finally, we continue to execute on our strategy to build a pure-play networking company that supports the rapidly evolving requirements of the digital transformation era. During Q2, we acquired StackStorm, underscoring our commitment to open source software, datacenter automation, and DevOps models.
We also announced our intent to acquire Ruckus Wireless, a pioneer in wireless infrastructure, in a transaction that is expected to close in our fiscal Q3. This acquisition enhances our scale and competitive positioning in both enterprise networking and service provider markets, and seamlessly complements the mobility strategy that we announced in February. We believe this acquisition provides exciting opportunity to expand our market reach, diversify our revenue mix, and drive incremental opportunities for growth.

© 2016 Brocade Communications Systems, Inc.     Page 7 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Storage Networking Business Summary

Fibre Channel Leadership

Brocade GEN6 FIBRE CHANNEL

FABRIC VISION

Brocade G620
24 to 64 ports of 32 Gbps
Fibre Channel in 1U

Quarterly Highlights

- Broad-based SAN weakness consistent with partner commentary
- Advanced Fibre Channel leadership with shipment of Brocade G620 Gen 6 switch
- Continued strong flash-based storage attach, including EMC Unity Family
- Planned expansion of Brocade Gen 6 Fibre Channel portfolio in FY2016

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Reflecting the general storage market sentiment, our revenue results came in below our expectations for both directors and switches. The weakness was broadly spread across our partner base, and appears to indicate lower overall storage spending.

During Q2, we began shipping the industry’s first Gen 6 Fibre Channel solution, the Brocade G620 switch, advancing our sustained leadership in Fibre Channel technology. This new purpose-built, high-density solution delivers the performance, reliability and scalability to support exponential data growth and mission-critical workloads. In addition, our Gen 6 Fabric Vision technology also includes Brocade’s IO Insight to help organizations achieve greater visibility into network performance.

We expect that Fibre Channel will continue to be an integral part of every wave of storage innovation in the data center. For example, Gen 6 Fibre Channel is especially well suited for new technologies, such as flash-based storage. It can deliver the low-latency, high-capacity bandwidth and reliability for optimal application performance, as well as always-on business operations.

In conjunction with EMC World, we announced that our Gen 6 Fibre Channel and IP storage networking technologies are providing a network foundation for the recently announced EMC Unity all-flash and hybrid storage family of solutions.

Over the course of fiscal year 2016, we expect to further expand our Gen 6 portfolio of high-performance products with additional solutions, including directors and embedded switches, to support a variety of environments and customer needs.

© 2016 Brocade Communications Systems, Inc.     Page 8 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

IP Networking Business Summary

Brocade Mobility Platform

Brocade vEPC
Brocade vPGW
Brocade VCM
Brocade Mobile Analytics

SMARTSKY NETWORKS

Telefonica

Quarterly Highlights

- IP Networking revenue below outlook range; lower service provider and U.S. federal
- VDX grew 11% sequentially; 36% Yr./Yr.
- Achieved first customer wins for new mobility platform
- Exceeded Telefonica's vEPC performance targets in benchmark test
- Recognized for exceptional innovation with 2016 Internet Telephony NFV Pioneer Award

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

IP Networking revenue in Q2 was below our outlook range. The year-over-year decline was largely the result of lower router sales to service provider customers and slower U.S. federal market spending within the programs and projects where we are engaged.

From a product perspective, we achieved some encouraging results. We grew VDX® sales by 11% sequentially and 36% year over year. This reflects demand from both traditional data center deployments, as well as increasing IP storage deployments, including sales of the EMC Connectrix VDX-6740B IP storage switch.

In addition, customer response to our new mobility platform has been positive. We drew heavy traffic at our booth at Mobile World Congress in February, and were also featured in the booths of more than a dozen ecosystem partners. Our solutions solve unique challenges faced by mobile network operators and mobile virtual network operators, providing a New IP technology foundation well in advance of 5G availability.

During the quarter, we were pleased to announce our first customer win for this platform with SmartSky Networks. SmartSky is building an air-to-ground broadband network, deploying the Brocade Virtual Evolved Packet Core (vEPC) running on VMware vCloud NFV. This solution enables SmartSky to take a software-defined approach to network infrastructure that is more agile, flexible and cost-effective than a pure hardware-based approach.

In addition, this week Brocade and Telefonica announced that we have completed critical performance benchmark testing for the vEPC implementation within Telefonica’s NFV Reference Lab framework. We were pleased with the results of this testing, which established the stability and capacity of our vEPC solution across a wide range of packet sizes in a standard test environment and exceeded the performance expectations.

In addition to customer success, our mobility platform is also winning the accolades of industry groups. The Brocade Virtual Packet Broker and its mobile edge virtual infrastructure offering were each recognized for exceptional innovation with a 2016 Internet Telephony NFV Pioneer Award.

© 2016 Brocade Communications Systems, Inc.     Page 9 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Brocade is Building a New Networking Company

To enable businesses to thrive in the Digital Business Era

Software-based Virtualization & Control
Switching & Routing
Analytics
Mobile Networking
Storage Networking
Wireless
DATA CENTER
EDGE
Fabrics
IP Fabrics
Campus Products
vRouter
vADC
SDN Controller
Network Automation
Machine Learning
NVA
AMP
Security
vEPC
MEC
WLAN
Small-cell
Ruckus
FOUNDRY NETWORKS
VYATTA.
vistapointe
Connectem
ON-RAMP TO THE DATA CENTER

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

For the past four years, Brocade has been focused on helping customers transform their networks into an open platform for business innovation. As such, we have developed or acquired critical technologies for New IP architectures in areas such as fabrics, software-based virtualization, network analytics and mobile networking. Our recent announcement of our intent to acquire Ruckus is another important step in this journey as it adds a critical access technology for New IP networks.
In our core business, the Ruckus portfolio is complementary to our enterprise networking portfolio and is expected to strengthen our position in the broader service provider market.
The combined company is also expected to accelerate our cross-selling activities across a variety of vertical markets and industry segments, including large enterprise, government, hospitality, higher education, and K-12 education.
In the growth areas of SDN and NFV, Ruckus builds upon our current portfolio of industry leading virtual routers, and virtual application delivery controllers, analytics solutions, and SDN controllers. We believe we can leverage the strength of the Ruckus Virtual SmartZone NFV-based Wireless LAN controller to expand the reach of the combined portfolio with leading cloud and telco providers.
In the longer term, we see emerging opportunities in analytics, mobility, and security. We believe that this acquisition will further strengthen the mobility strategy we announced in February, and will enhance our ability to pursue emerging opportunities around 5G mobile services, Internet of Things (IoT), Smart Cities, in-building LTE, and wireless/Wi-Fi convergence.

© 2016 Brocade Communications Systems, Inc.     Page 10 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

BROCADE

Summary

- Challenging macro for SAN and IP Networking
- Addressing market dynamics through careful financial management
- Continued strategic evolution as a pure-play networking provider for the digital transformation era
- Strong execution of product and technology roadmap advancement

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

In closing, recent market softness impacted our Q2 revenue results, and is expected to provide a headwind in Q3. As such, we will continue to take the appropriate actions to control expenses and manage our investments in line with our stated priorities.
At a strategic level, we continue to drive our evolution as a pure-play networking provider for the digital transformation era. Through focused investments in our product and technology portfolio, we are bringing to market innovative solutions that are being recognized by both our industry and customers. We expect to further our roadmap this fiscal year with advancements across our portfolio that set the stage for expanded opportunities in the quarters to come.

© 2016 Brocade Communications Systems, Inc.     Page 11 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

BROCADE

Fiscal 2016: Q2 Financials

Dan Fairfax, CFO

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Prepared comments provided by Dan Fairfax, CFO

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Brocade Q2 FY 2016 Earnings    5/19/2016

Key Financial Metrics

	FY16/17 Target[1]	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16	Q2 16 Qtr./Qtr.	Q2 16 Yr./Yr.
Revenue		$547M	$552M	$589M	$574M	$523M	-9%	-4%
SAN product revenue	-2 – 0%	$314M	$309M	$325M	$347M	$297M	-15%	-5%
IP Networking prod revenue	8 – 12%	$145M	$154M	$170M	$134M	$132M	-2%	-9%
Global Services revenue	2 – 4%	$88M	$89M	$94M	$93M	$95M	+2%	+8%
Non-GAAP gross margin[2]	67 – 68%	68.8%	68.6%	67.9%	68.8%	68.2%	-60 bps	-60 bps
Non-GAAP operating margin[2]	25 – 27%	24.6%	26.9%	25.0%	25.9%	22.4%	-350 bps	-220 bps
Non-GAAP EPS—diluted[2]		$0.22	$0.27	$0.26	$0.29	$0.22	-25%	Flat
Operating cash flow		$202M	$55M	$180M	$112M	$112M	flat	-44%
Adjusted free cash flow [3]		$198M	$48M	$172M	$96M	$97M	+2%	-51%
DSO		31	33	36	28	36	+8 days	+5 days
Inventory Turns (annualized)		17	18	19	17	18	+1 turn	+1 turn

(1) FY16/17 TARGET MODEL FROM SEPTEMBER 2015 INVESTOR DAY.
(2) NON-GAAP, PLEASE SEE GAAP RECONCILIATION IN APPENDIX.
(3) ADJUSTED FREE CASH FLOW EXCLUDES THE RECLASSIFICATION OF THE EXCESS TAX BENEFIT FROM STOCK-BASED COMPENSATION.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Fiscal Q2 16 was weaker than anticipated, with a larger than expected seasonal decline in SAN revenue in addition to a sequential decline in IP Networking revenue.

Q2 16 revenue of $523M was down 4% Yr./Yr. primarily due to lower SAN and IP Networking revenue, partially offset by higher Global Services revenue. SAN product revenue was down 5% Yr./Yr. as director revenue decreased 6% and switch and embedded revenues were down 4% and 9%, respectively. IP Networking product revenue was down 9% Yr./Yr. due to lower service provider and U.S. federal sales.

Non-GAAP gross margin was 68.2% in Q2 16, down 60 basis points year-over-year due primarily to lower revenue. Non-GAAP operating margin was 22.4% in Q2 16, down 220 basis points from Q2 15, primarily due to higher operating expenses and lower revenue.

Q2 16 non-GAAP diluted EPS of $0.22 was flat year-over-year.

Operating cash flow and adjusted free cash flow were below the forecasted ranges of $120-140M and $100-120M, respectively, as DSOs expanded to 36 days in the quarter due to weaker shipment linearity and revenue was below our expected range.

Inventory turns improved slightly year-over-year.

From a total revenue perspective, including SAN and IP Networking, our channels to market have remained relatively stable over time. Total OEM revenue was 63%, flat year-over-year, with the balance coming from Channel and Direct routes to market.

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Brocade Q2 FY 2016 Earnings    5/19/2016

Total SAN Business Revenue

Product and Global Services Split

Millions ($)
$366.3
$52.8
$313.5
$361.5
$52.1
$309.5
$380.0
$55.1
$324.9
$401.6
$54.6
$347.1
$351.3
$54.6
$296.6
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Global Services
Products

Product Split Detail

Millions ($)
$313.5
$28.7
$145.4
$139.5
$309.5
$28.2
$145.2
$136.0
$324.9
$34.9
$140.9
$149.1
$347.1
$34.8
$163.0
$149.2
$296.6
$26.1
$139.5
$131.1
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Embedded
Switch
Director

NOTE: ABOVE GLOBAL SERVICES REVENUE INCLUDES ONLY SAN-BASED SUPPORT AND SERVICES

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Revenue from our total SAN business, including products and SAN-based support and services, in Q2 16 was $351M, down 4% from Q2 15 as overall product revenue was down 5%. This decline was partially offset by a 4% increase in SAN global services revenue. We believe the year-over-year decline in our SAN revenue reflects an overall slowdown in storage spending and is consistent with commentary from many of our partners and peers.

Our SAN product revenue was $297M in the quarter, down 5% Yr./Yr., as director revenue was down 6%, fixed-configuration switches were down 4%, and embedded server switches were down 9% year-over-year.

SAN-based global services revenue was $55M, up 4% Yr./Yr.

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Brocade Q2 FY 2016 Earnings    5/19/2016

Total IP Networking Business Revenue

Product and Global Services Split

$180.3
$190.3
$208.8
$172.6
$172.0
$35.5
$36.5
$39.0
$38.5
$40.5
$144.7
$153.7
$169.9
$134.1
$131.6
Millions ($)
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Global Services
Products

Product Split Detail

$144.7
$153.7
$169.9
$134.1
$131.6
$61.2
$47.4
$50.7
$40.8
$40.8
$83.5
$106.3
$119.2
$93.3
$90.8
Millions ($)
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Routing
Ethernet Switch

NOTE: ABOVE GLOBAL SERVICES REVENUE INCLUDES ONLY IP NETWORKING-BASED SUPPORT AND SERVICES. PRODUCT SPLIT DETAIL "OTHER" CATEGORY HAS BEEN REALLOCATED TO EITHER "SWITCH" OR "ROUTER" FOR COMPARISON PURPOSES. "OTHER" IN Q1 FY16 WAS $10.2M

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Revenue from our total IP Networking business, including products and IP-based support and services, was $172M, down 5% Yr./Yr. The Yr./Yr. revenue decline was primarily due to lower sales to service provider and U.S. federal customers. Geographically, the Americas (excluding U.S. federal) was down 11%, while EMEA was up 9%, Japan grew 23%, and Asia Pacific grew 15%.

Q2 16 IP Networking product revenue was $132M, down 9% Yr./Yr., as router sales declined 33%. The decline was partially offset by Ethernet switch sales growth of 9%. The routing decline was primarily due to a lower sales of both new chassis and next-gen line cards into service providers.

IP-based Global Services revenue was $40M, up 14% Yr./Yr., primarily due to incremental maintenance revenue associated with the virtual application delivery software acquired during fiscal Q2 2015.

We track our IP Networking business based on the identification of customer use cases. Although it is difficult to identify all end users and their specific network deployments due to our two-tier distribution channel, we provide estimates of the split of our IP Networking business. Our data center customers(1) represented approximately 54% of IP Networking revenue in Q2 16, compared with 62% in Q2 15 and 53% in Q1 16.

(1)The estimated percentage of revenue coming from data center IP Networking customers may fluctuate quarter-to-quarter due to the timing of large data center customer transactions, minor changes to classification from improved visibility of actual customer deployments, as well as the seasonality of the public sector, including federal. Other use cases, such as enterprise campus and carrier networks (MAN/WAN) represent the balance of the business.

© 2016 Brocade Communications Systems, Inc.     Page 15 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Brocade Q3 2016 Assumptions and Outlook

Planning Assumptions

Brocade product revenue
- Expect SAN to be down 3.5% to down 7% Qtr./Qtr.
- Expect IP Networking to be up 7% to up 14% Qtr./Qtr.

Global Services
- Expect revenue to be down 1% to down 2% Qtr./Qtr.

Other P&L items
- Expect Non-GAAP tax rate of 22.0%-23.0%

OEM SAN inventory
- Expect range of 1 to 2 weeks of supply

Outlook	Q3 2016
Revenue range	\$510M–\$530M
Non-GAAP gross margin(1)	66.5%–67.0%
Non-GAAP operating expenses(1)	45.0%–46.0%
Non-GAAP operating margin(1)	20.5%–22.0%
Other income/other expense	~(\$6M)
Non-GAAP tax rate(1)	22.0%–23.0%
Fully diluted shares outstanding	405M–410M
Non-GAAP EPS(1)	\$0.19–\$0.21
Operating cash flow	\$45M–\$55M
Capital expenditures	~\$20M
Adjusted free cash flow(2)	\$25M–\$35M

(1) Q3 16 outlook amounts presented on a non-GAAP basis have been calculated assuming the same type of adjustments to GAAP amounts are made in Q3 16 as in Q2 16. However, due to the high variability and low visibility with respect to the amounts of those Q3 16 adjustments, a reconciliation of those non-GAAP measures to the corresponding GAAP measures is not available without unreasonable effort.
(2) Adjusted free cash flow excludes the reclassification of the excess tax benefits from stock-based compensation.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

The outlook provided on this page is for Brocade standalone and does not contemplate the Ruckus Wireless acquisition.

Looking forward to Q3 16, we have set the following outlook for the current quarter:

•	For Q3 16, we expect SAN product revenue to be down 3.5% to 7% Qtr./Qtr. as we expect the overall storage environment to remain weak at least through our third quarter.

•	We expect Q3 16 IP Networking product revenue to be up 7% to 14% Qtr./Qtr. as we anticipate stronger Americas and U.S. federal revenue.

•	We expect our Global Services revenue to be down 1% to 2% Qtr./Qtr.

•
We expect Q3 16 non-GAAP gross margin to be between 66.5% to 67.0%, and non-GAAP operating margin to be between 20.5% to 22.0%, primarily due to lower overall revenue and the expected mix of SAN and IP revenues.

•	Operating cash flow is expected to be in the range of $45M - $55M in fiscal Q3 16. We expect DSOs to remain in the mid-30’s.

•	At the end of Q2 16, OEM SAN inventory was approximately 1.5 weeks of supply based on SAN business revenue. We expect inventory to be between one to two weeks in Q3 16.

© 2016 Brocade Communications Systems, Inc.     Page 16 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Brocade / Ruckus Combined Company Outlook

	Q3 2016 Brocade	+ Ruckus	Q3 2016 Combined(1)
Revenue Range	$510M-$530M	$50M-$60M	$560M-$590M
Non-GAAP Operating Margin(2)	20.5%-22.0%		17.0%-19.0%
Non-GAAP Diluted EPS(2)	$0.19-$0.21		$0.14-$0.17
Fully Diluted Shares Outstanding	405M-410M		450M-460M

- The write-off of Ruckus' deferred revenue as part of acquisition accounting is expected to reduce the revenue recognized in Q3 2016 relating to Ruckus' business by $15M-$20M from what it would have recognized as a standalone company
- For Q4 2016, we expect that combined company non-GAAP diluted EPS will be neutral to standalone Brocade
- For 2017, we expect that combined company non-GAAP EPS will be $0.02-$0.03 accretive per fiscal quarter to standalone Brocade

(1) Combined company outlook assumes that acquisition closes at the end of May 2016.
(2) Q3 16 outlook amounts presented on a non-GAAP basis have been calculated assuming the same type of adjustments to GAAP amounts are made in Q3 16 as in Q2 16. However, due to the high variability and low visibility with respect to the amounts of those Q3 16 adjustments, a reconciliation of those non-GAAP measures to the corresponding GAAP measures is not available without unreasonable effort.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

As we expect to close the Ruckus acquisition in fiscal Q3, we are providing a basic framework for modeling the combined companies.

Assuming, for purposes of this model only, the Ruckus acquisition closes at the end of May, our fiscal Q3 will be a stub quarter for the combined company with the Ruckus revenue and expenses impacting the Brocade P&L for only a portion of the quarter. In addition, the acquisition accounting rules will reduce Ruckus’ deferred revenue and will also necessitate a revaluation of all channel inventory, reducing gross margins until that inventory is eventually sold through the channel. In addition, with the closing of the transaction, Brocade expects to issue approximately 75 million shares of common stock, and shortly thereafter resume its share repurchase program. These assumptions have all been reflected in the combined outlook provided above.

Looking forward to fiscal Q4 2016, we expect the impact of the Ruckus acquisition to be neutral to non-GAAP diluted EPS.

For modeling purposes, we are preliminarily estimating that the Ruckus acquisition will be $0.02-$0.03 accretive to non-GAAP diluted EPS in each fiscal quarter in fiscal year 2017. A more complete 2-year financial model will be provided at our Investor Day in September 2016.

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Brocade Q2 FY 2016 Earnings    5/19/2016

Prepared Comments & Live Conference Call

May 19, 2016, 2:30–3:30 PM PT

Lloyd Carney
CEO

Dan Fairfax
CFO

Ken Cheng
CTO & SVP of Corporate Development and Emerging Business

Jason Nolet
SVP of Switching, Routing, and Analytics Products Group

Jeff Lindholm
SVP of Worldwide Sales

Jack Rondoni
VP of Storage Networking

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Prepared comments provided by Michael Iburg, Investor Relations

That concludes Brocade’s prepared comments. At 2:30 p.m. Pacific Time on May 19, Brocade will host a webcast conference call at www.brcd.com.

Thank you for your interest in Brocade.

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Appendix

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

© 2016 Brocade Communications Systems, Inc.     Page 19 of 24

Brocade Q2 FY 2016 Earnings    5/19/2016

Quarterly Net Income GAAP/Non-GAAP Reconciliation

(In $1,000s, except per share amounts)	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16
Net income on a GAAP basis	$77,040	$91,667	$84,388	$93,646	$43,085
Gross margin adjustments:					
Stock-based compensation	1,986	3,955	3,189	2,905	3,531
Amortization of acquired intangibles	1,857	2,549	2,598	3,154	3,193
Total gross margin adjustments	3,843	6,504	5,787	6,059	6,724
Operating expense adjustments:					
Stock-based compensation	14,089	20,482	20,745	21,139	21,258
Amortization of acquired intangibles	627	889	902	902	902
Acquisition and integration costs	2,344	789	809	–	5,757
Restructuring and other related benefits	(637)	–	(41)	(566)	–
Total operating expense adjustments	16,423	22,160	22,415	21,475	27,917
Total operating income adjustments	20,266	28,664	28,202	27,534	34,641
Convertible debt interest	3,639	3,684	3,730	3,776	3,824
Effects of certain intercompany transactions on the tax provision	–	–	–	–	22,637
Income tax effect of non-tax adjustments	(5,823)	(9,494)	(8,363)	(5,770)	(15,296)
Non-GAAP net income	$95,122	$114,521	$107,957	$119,186	$88,891
Non-GAAP net income per share – basic	$0.23	$0.27	$0.26	$0.29	$0.22
Non-GAAP net income per share – diluted	$0.22	$0.27	$0.26	$0.29	$0.22
Shares used in non-GAAP per share calculation – basic	420,718	417,299	414,769	407,902	400,554
Shares used in non-GAAP per share calculation – diluted	433,234	427,518	422,315	415,085	408,748

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

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Brocade Q2 FY 2016 Earnings    5/19/2016

Quarterly Gross Margin and Operating Income GAAP/Non-GAAP Reconciliation

(In $1,000s)	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16
GAAP gross margin	$372,209	$371,904	$394,277	$388,815	$350,311
Total gross margin adjustments	3,843	6,504	5,787	6,059	6,724
Non-GAAP gross margin	$376,052	$378,408	$400,064	$394,874	$357,035
GAAP gross margin, as a percentage of total net revenues	68.1%	67.4%	67.0%	67.7%	66.9%
Non-GAAP gross margin, as a percentage of total net revenues	68.8%	68.6%	67.9%	68.8%	68.2%
GAAP operating income	$114,205	$119,849	$119,221	$120,966	$82,665
Total operating income adjustments	20,266	28,664	28,202	27,534	34,641
Non-GAAP operating income	$134,471	$148,513	$147,423	$148,500	$117,306
GAAP operating income, as a percentage of total net revenues	20.9%	21.7%	20.2%	21.1%	15.8%
Non-GAAP operating income, as a percentage of total net revenues	24.6%	26.9%	25.0%	25.9%	22.4%

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Additional Financial Information:

	Q2 15	Q1 16	Q2 16
GAAP product gross margin	70.0%	70.1%	69.1%
Non-GAAP product gross margin	70.6%	70.9%	70.2%

GAAP services gross margin	58.4%	55.6%	57.1%
Non-GAAP services gross margin	59.6%	57.6%	59.3%

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Brocade Q2 FY 2016 Earnings    5/19/2016

Quarterly Adjusted Free Cash Flow Reconciliation

(In $1,000s)	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16
Net cash provided by operating activities	$201,874	$54,965	$180,267	$112,200	$112,432
Less: capital expenditures	(17,577)	(19,051)	(15,601)	(23,839)	(18,586)
Free cash flow	184,297	35,914	164,666	88,361	93,846
Add: excess tax benefits from stock-based compensation	13,468	12,411	6,962	7,352	3,635
Adjusted free cash flow (1)	$197,765	$48,325	$171,628	$95,713	$97,481

(1) **Adjusted free cash flow includes** the impact on U.S. taxes payable of the excess tax benefits from stock-based compensation.

We started to be subjected to the U.S. federal alternative minimum tax as we have fully utilized our available operating NOLs and began to use the pool of excess tax benefits from stock-based compensation to reduce our U.S. taxes payable. The benefit from operating NOLs is reflected in operating cash flows while the excess tax benefits from stock-based compensation is reflected as a reclass out of the operating cash flows and into the financing cash flows in our Statement of Cash Flows. As of the end of Q2 16, we have excess tax benefits from stock-based compensation available to reduce approximately $61M of future U.S. taxes payable.

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

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Brocade Q2 FY 2016 Earnings    5/19/2016

Quarterly Effective Tax Rate Reconciliation

	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16
GAAP effective tax rate	**26.0%**	**17.4%**	**23.6%**	**16.2%**	**41.6%**
Total tax impact from non-GAAP adjustments	(0.3%)	2.7%	0.6%	0.5%	(20.8%)
Non-GAAP effective tax rate	**25.7%**	**20.1%**	**24.2%**	**16.7%**	**20.8%**

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

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Thank you

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

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